NUEVO FINANCIAL CENTER, INC.
2112 Bergenline Avenue
Union City, New Jersey 07087

VIA EDGAR	November 6, 2007

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D. C. 20549 Attention: Larry Spirgel, Assistant Director
Re:	Nuevo Financial Center, Inc. Registration Statement on Form SB-2, File No. 333-144014.

Dear Mr. Spirgel:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Nuevo Financial Center, Inc., a Delaware corporation (the “Registrant”), hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-144014) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2007. The Registrant desires to withdraw the Registration Statement in order to address the Commission’s concerns regarding the proposed registration and resale of the shares of common stock which are the subject of the Registration Statement.

No securities of the Registrant were sold in connection with the offering.

Accordingly, we request that the Commission, pursuant to Rule 477 of the Securities Act, grant the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact Robert Matlin, Esq. or Uche Ndumele, Esq. with any questions you may have at 212.536.4066.

Very truly yours, /s/ Jose Araque Jose Araque Chief Executive Officer
cc:	Robert S. Matlin, Esq. Uche D. Ndumele, Esq.